Balaton Power Inc.
Suite 206, 20257 54th Avenue
Langley, British Columbia V3A 3W2

Telephone: 604.533.5075	Toll Free: 1.877.559.5988	Fax: 604.533.5065

For Immediate Release

BALATON ANNOUNCES
AMENDMENT OF OPTION AGREEMENT
ON VOISEY'S BAY WEST PROPERTY, LABRADOR

Langley, B.C., December 21, 2011 - BALATON POWER INC. (OTCBB:BPWRF ) ("Balaton" or the "Company"). The Company is pleased to announce that it has reached an agreement to amend the terms of its option agreement with JAL Exploration Inc. ("JAL") dated March 4, 2011 (and announced in a new release of that date) to acquire two property options relating to four mineral rights licences comprising 388 claims and approximately 9,700 hectares (the "Option Agreement"). The property relating to the options (the "Property") is located contiguous to and west of the Inco-Vale property and is on the east coast of northern Labrador, Canada. The Property is also known as the Voisey's Bay West Property.

Pursuant to the terms of the amended Option Agreement, the conditions for acquiring the first of the two phases of the Options (the "First Option") have been changed such that now the Company may exercise the First Option by, among other things:

1.     issuing to JAL, upon entry into the Option Agreement, 3,000,000 common shares of the Company ("Shares") (this has been completed);
2.     paying JAL a total of US$240,000 by December 31, 2014;
3.     issuing to JAL an additional 10,000,000 Shares by December 31, 2014;
4.     spending no less than US$4,000,000 in exploration expenditures on the Property by December 31, 2014;
5.     issuing an amount of Shares to JAL that is equal to 10% of the then issued and outstanding capital of the Company within five business days of such election or deemed election of the First Option (and by not later than March 31, 2015);
6.     causing a pre-feasibility report pertaining to the Property to be prepared by June 30, 2015; and
7.     causing the Shares to be listed on either the Canadian National Stock Exchange, the Toronto Stock Exchange or the TSX Venture Exchange by February 28, 2013.

Once the Company has exercised the First Option it may then choose to proceed with phase two (the "Second Option"), whereby the Company will acquire a further 25% interest (for an aggregate 80% interest) in the Property. Under the amended Option Agreement, the Company may exercise the Second Option by, among other things:

1.     paying JAL a total of US$400,000 by July 31, 2017;
2.     issuing to JAL an additional 10,000,000 Shares by July 31, 2016;
3.     issuing to JAL an amount of Shares equal to 10% of the then issued and outstanding capital of the Company within five business days of the notice of election of the Second Option (and by not later than December 31, 2017);
4.     causing a feasibility report pertaining to the Property to be prepared by December 31, 2017; and
5.     arranging for a semi-carried financing relating to the further development of the Property by December 31, 2017 whereby the funding is advanced to JAL by March 31, 2019.

In addition, the Company and JAL agreed in the amended Option Agreement that in the event of one or more deposits being located or discovered on the Property, the most significant of the deposits will be named the "Alec Deposit", in memory of the late Alec Lenec whose persistence and belief in the Property led to its continued exploration. Also, the parties further agreed that should the Property be commercially mined, the mine itself will be named the "Alec Mine" in further honour of Alec.

The Option Agreement has been amended to account for the increase in the Company's land position, as announced June 1, 2011. The remainder of the terms as disclosed in the March 4, 2011 news release continue to apply.

BALATON POWER INC.

"Paul Preston"

Paul P. Preston
Director and Chief Financial Officer